Exhibit A(6)

Amazon.com Completes Initial Tender Offer for Audible and Announces Subsequent Offering Period to Expire March 14, 2008

SEATTLE, WA—March 11, 2008—Amazon.com, Inc. (NASDAQ: AMZN), today announced the completion of its initial tender offer for all outstanding shares of Audible, Inc. (NASDAQ: ADBL). The tender offer expired at 12:00 Midnight, New York City time, at the end of Monday, March 10, 2008.

As of such time, an aggregate of approximately 20.5 million shares of Audible common stock (including approximately 773,000 shares that were tendered pursuant to the guaranteed delivery procedures) had been tendered into, and not withdrawn from, the offer. All of such shares have been accepted in accordance with the terms of the tender offer. The accepted shares, together with the Audible shares already owned by Amazon.com, represent over 87% of Audible’s outstanding shares.

As of 9:00 a.m. New York City time on March 11, 2008, Amazon.com will commence a subsequent offering period for all remaining shares of Audible stock. The subsequent offering period will expire at 5:00 pm New York City time on Friday, March 14, 2008, unless extended. During this subsequent offering period, Audible stockholders who did not previously tender their shares into the offer may do so and will promptly receive the same $11.50 per share net to the seller in cash (subject to applicable withholding taxes), without interest thereon, offered to stockholders tendering in the initial offering period. No withdrawal rights will apply to any Audible shares tendered during the subsequent offering period.

After expiration of the subsequent offering period, as it may be extended, Amazon.com intends to complete the merger contemplated by the merger agreement as soon as practicable, with Audible becoming a wholly-owned subsidiary of Amazon.com.

Securities Law Disclosure

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Audible common stock have been made pursuant to an offer to purchase on Schedule TO and related materials that Amazon.com filed with the SEC on February 11, 2008, as amended. Audible also filed a solicitation/recommendation statement with respect to the offer on Schedule 14D-9 on February 11, 2008, as amended. Audible stockholders and other investors should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the offer. Audible stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov; from Georgeson Inc., the information agent for the offer, toll-free at 866-328-5439 (banks and brokers call 212-440-9800); from Amazon.com (with respect to documents filed by Amazon.com with the SEC) by going to Amazon.com’s Investor Relations Website at www.amazon.com/ir; or from Audible (with respect to documents filed by Audible with the SEC) by going to Audible’s Investor Relations Website at www.audible.com/ir. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

About Amazon.com

Amazon.com, Inc. (NASDAQ:AMZN), a Fortune 500 company based in Seattle, opened on the World Wide Web in July 1995 and today offers Earth’s Biggest Selection. Amazon.com, Inc. seeks to be Earth’s most customer-centric company, where customers can find and discover anything they might want to buy online, and endeavors to offer its customers the lowest possible prices. Amazon.com and other sellers offer millions of unique new, refurbished and used items in categories such as books, movies, music & games, digital downloads, electronics & computers, home & garden, toys, kids & baby, grocery, apparel, shoes & jewelry, health & beauty, sports & outdoors, tools, auto & industrial.

Amazon Web Services provides Amazon’s developer customers with access to in-the-cloud infrastructure services based on Amazon’s own back-end technology platform, which developers can use to enable virtually any type of business. Examples of the services offered by Amazon Web Services are Amazon Elastic Compute Cloud (Amazon EC2), Amazon Simple Storage Service (Amazon S3), Amazon SimpleDB, Amazon Simple Queue Service (Amazon SQS), Amazon Flexible Payments Service (Amazon FPS), and Amazon Mechanical Turk.

Amazon and its affiliates operate websites, including www.amazon.com, www.amazon.co.uk, www.amazon.de, www.amazon.co.jp, www.amazon.fr, www.amazon.ca, and the Joyo Amazon websites at www.joyo.cn and www.amazon.cn.

As used herein, “Amazon.com,” “we,” “our” and similar terms include Amazon.com, Inc. and its subsidiaries, unless the context indicates otherwise.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ significantly from management’s expectations. These forward-looking statements involve risks and uncertainties that include, among others, risks related to the expected timing and financial or other benefits of the Audible.com transaction, competition, management of growth, new products, services and technologies, potential fluctuations in operating results, international expansion, outcomes of legal proceedings and claims, fulfillment center optimization, seasonality, commercial agreements, acquisitions and strategic transactions, foreign exchange rates, system interruption, significant amount of indebtedness, inventory, government regulation and taxation, payments and fraud. More information about factors that potentially could affect Amazon.com’s financial results is included in Amazon.com’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2007, and subsequent filings.

About Audible.com

Audible (www.audible.com) is the leader in spoken audio information and entertainment on the Internet. Content from Audible is downloaded and played back on personal computers, CDs, or AudibleReady computer-based and wireless mobile devices. Audible and its wholly owned subsidiary, Audible.co.uk, have almost 200,000 hours of audio programs from more than 520 content partners that include leading audiobook publishers, broadcasters, entertainers, magazine and newspaper publishers, and business information providers. Audible’s alliances in Germany and France offer an additional 20,000 hours of audio programming. Audible is the preeminent provider of spoken-word audio products for Apple’s iTunes Store. Audible has a headquarters in Newark, NJ, and an office in London, England. Audible, audible.com, AudibleListener, and AudibleReady are registered trademarks of Audible, Inc. and all are part of the family of Audible, Inc., trademarks.